UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Information, dated July 30, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

RELEVANT INFORMATION

Grifols reports that, due to an incorrect accounting treatment, the comparative figures presented in the Condensed Consolidated Interim Financial Statements for the first half of 2024 have been restated in accordance with paragraph 42 of International Accounting Standard 8, for the reasons stated below:

(1)	In relation to the communication issued by the Comisión Nacional de Mercado de Valores ("CNMV") on March 21, 2024, regarding the accounting treatment of the agreement with Immunotek, the following is confirmed: in 2021, Grifols entered into a collaboration agreement with ImmunoTek GH, LLC for the opening and management of plasma donation centers, resulting in the creation of a joint venture called Biotek America LLC (“ITK JV”). Until 2022, Grifols had recognized its participation in ITK JV as a financial investment. However, during 2024, after discussions with the CNMV, it was concluded that this agreement should be recognized as a joint operation, requiring the recognition of assets, liabilities, and results of the jointly controlled entity. Consequently, the consolidated annual accounts as of December 31, 2023, included the assets and liabilities of ITK JV, resulting in a negative adjustment to reserves of €38 million corresponding to losses from financial years 2021, 2022, and 2023. Nevertheless, with the aim of correctly presenting these losses in the respective income statements for each period, the comparative figures for the first half of 2023 have been restated in the Condensed Consolidated Interim Financial Statements for the first half of 2024, which has resulted in a reduction of the net income and EBITDA, reducing them by €14 million and €12 million, respectively. Additionally, the comparative figures for the income statement for financial years 2023 and 2022, which will be restated in the consolidated annual accounts for 2024, reflecting a reduction in net income and EBITDA of €17 million and €13 million for financial year 2023, and €23 million and €20 million for financial year 2022.

(2)	Grifols made an incorrect application of the accounting treatment of the non-controlling interest in an associate, resulting in a correction to the equity-method investment in Shanghai RAAS Blood Products Co. Limited (hereinafter referred to as "SRAAS"). Under the swap agreement entered into with SRAAS in 2019, on March 30, 2020, Grifols received SRAAS shares corresponding to 26.2% of its share capital in exchange for previously delivering shares representing 45% of the economic rights of its subsidiary, Grifols Diagnostic Solutions, Inc. (hereinafter "GDS"). Consequently, Grifols held a stake in an associate that, in turn, held a stake in GDS. Since International Financial Reporting Standards (IFRS) do not specifically address the accounting treatment of non-controlling interests when an investment in an associate has a stake in a Group company, Grifols chose the accounting policy to (i) increase the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols obtained through its stake in SRAAS by 11.79% (26.2% of 45%), thereby reducing the non-controlling interest by that percentage, and (ii) exclude any amount recognized by SRAAS for its stake in GDS from the equity-method investment in SRAAS, as Grifols consolidates 100% of the GDS net assets. Consequently, due to the accounting policy adopted in March 2020, Grifols had an attributable stake of 66.79% (55% + 11.79%) in GDS, while the non-controlling interest was reduced to 33.21%. This reduction in net equity attributable to the non-controlling interest was offset against consolidated reserves because it was a transaction with minority shareholders without loss of control. As a result of selling the 20% equity stake in SRAAS in 2024 and during the limited review as of June 30, 2024, it has been identified that the initial recognition of the investment in SRAAS should have excluded the amount that SRAAS held in GDS according to Grifols’ accounting policy at the transaction date, amounting to €457 million. Therefore, the reduction in equity attributable to non-controlling interest should have decreased the investment in equity-accounted investee in SRAAS recognized in March 2020 instead of affecting consolidated reserves. Consequently, both the stake in SRAAS and consolidated reserves are overstated by €457 million for the years 2020 to 2023. In this context, the amounts related to ‘Investment in equity-accounted investees’ ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of December 31, 2023, have been restated in the comparative information, decreasing by €113 million, €344 million, and €457 million, respectively. Despite this correction resulting in a reduction of equity by €457 million, it has had no impact on the income statement; it represents an incorrect accounting treatment without affecting the correct results for each affected financial year. Therefore, the results recognized in the equity-method investment in SRAAS and the results attributable to both the Parent Company and the non-controlling interest in GDS in the consolidated annual accounts from 2020 to 2023 are correctly accounted for. Additionally, following this correction, which decreased the carrying value of the investment in SRAAS, the net gain recorded from the sale of the 20% stake in SRAAS is accurately accounted for in the 2024 financial statements.

Furthermore, as a result of the limited review of the Condensed Consolidated Interim Financial Statements as of June 30, 2024, conducted by Deloitte Auditores, S.L., which includes the restatement mentioned in points 1) and 2) above, we highlight that no matter has come to the auditor’s attention that would lead to the conclusion that the consolidated interim financial statements as of June 30, 2024 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34.

Finally, Grifols confirms that it has responded to all information requests required by the Comisión Nacional de Mercado de Valores.

In Barcelona, on 30 July 2024.

Nuria Martín Barnés
Secretaria del Consejo de Administración

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2024